UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

333-120895

CUSIP NUMBER

641119102

(Check one): ☒ Form 10-K ☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	[	] Form 10-D	☐ Form N-SAR

☐ Form N-CSR

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION Netfone Inc. Full Name of Registrant
n/a Former Name if Applicable
918-1030 West Georgia Street Address of Principal Executive Office (Street and Number) Vancouver, BC V6E 2Y3 City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-KSB Annual Report for the period ended September 30, 2007 because its auditors just recently completed their audit of the financial statements and the Registrant is in the process of completing the Form 10-KSB based upon those financial statements.

It is anticipated that the Form 10-KSB Annual Report, along with the audited financial statements, will be filed on or before the 15th calendar day following the prescribed due date of the Registrant’s Form 10-KSB.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification Rafeh Hulays, President and Director 604-676-3410 (Name, Area Code, Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

NETFONE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 31, 2007

By: /s/ Rafeh Hulays

Rafeh Hulays

President and Director

(Principal Executive Officer and Principal Financial Officer and

Principal Accounting Officer)

CW1595218.1